U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 27, 2006

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 27 to the Trust’s Registration Statement, filed September 12, 2006 on Form N-1A (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

Per the conversation between Mr. O’Connor and Ms. Deanna Christman on October 25, 2006, I am submitting this application for the withdrawal of Post-Effective Amendment No. 27, and intend to request acceleration on new Post-Effective Amendment No. 35 (“the New PEA”), which will be filed on or about November 9, 2006. Post-Effective Amendment No. 27 was filed for the purpose of adding one new series to the Trust: the Leader Short-Term Bond Fund (the “Fund”). The New PEA will be filed for the purpose of adding the Fund as a new series of the Trust, and to make certain material changes to the documents filed as Post-Effective Amendment No. 27 at the request of the Fund’s investment advisor. Per Mr. O’Connor’s instructions, upon filing the New PEA we will request that acceleration be granted, provided that all current issues are resolved and that the New PEA is in good order.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 27th day of October, 2006.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President